# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hooker Furnishings Corporation, CIK 0001077688
CUSIP: 439038100
Title of class of securities: Common Stock, No Par Value
Address of issuer's principal executive offices: 440 East Commonwealth Boulevard, Martinsville, Virginia (VA), 24112
Date of event which requires filing of this statement: 06/03/2025
Filed by CIK 0001569866
Persons authorized to receive notices and communications: Global Value Investment Corp., 1433 N. Water Street, Suite 400, Milwaukee, Wisconsin (WI), 53202, (262) 478-0640

## Reporting persons
- Global Value Investment Corp. (CIK 0001569866): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 545,332.5; sole dispositive power 0; shared dispositive power 545,332.5; aggregate amount beneficially owned 545,332.5 (5.1% of the class)
  Comment: Percentage calculated is based on 10,702,685 shares of Common Stock, No Par Value outstanding as of April 7, 2025, as reported in the Form 10-K for the annual period ended February 2, 2025, of Hooker Furnishings Corporation.
- Jeffrey R. Geygan (CIK 0001733547): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 545,332.5; sole dispositive power 0; shared dispositive power 545,332.5; aggregate amount beneficially owned 545,332.5 (5.1% of the class)
  Comment: Percentage calculated is based on 10,702,685 shares of Common Stock, No Par Value outstanding as of April 7, 2025, as reported in the Form 10-K for the annual period ended February 2, 2025, of Hooker Furnishings Corporation.
- James P. Geygan (CIK 0001734726): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 545,332.5; sole dispositive power 0; shared dispositive power 545,332.5; aggregate amount beneficially owned 545,332.5 (5.1% of the class)
  Comment: Percentage calculated is based on 10,702,685 shares of Common Stock, No Par Value outstanding as of April 7, 2025, as reported in the Form 10-K for the annual period ended February 2, 2025, of Hooker Furnishings Corporation.
- Stacy A. Wilke (CIK 0001865363): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 545,332.5; sole dispositive power 0; shared dispositive power 545,332.5; aggregate amount beneficially owned 545,332.5 (5.1% of the class)
  Comment: Percentage calculated is based on 10,702,685 shares of Common Stock, No Par Value outstanding as of April 7, 2025, as reported in the Form 10-K for the annual period ended February 2, 2025, of Hooker Furnishings Corporation.
- Kathleen M. Geygan (CIK 0001865425): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 545,332.5; sole dispositive power 0; shared dispositive power 545,332.5; aggregate amount beneficially owned 545,332.5 (5.1% of the class)
  Comment: Percentage calculated is based on 10,702,685 shares of Common Stock, No Par Value outstanding as of April 7, 2025, as reported in the Form 10-K for the annual period ended February 2, 2025, of Hooker Furnishings Corporation.
- Shawn G. Rice (CIK 0002007274): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 545,332.5; sole dispositive power 0; shared dispositive power 545,332.5; aggregate amount beneficially owned 545,332.5 (5.1% of the class)
  Comment: Percentage calculated is based on 10,702,685 shares of Common Stock, No Par Value outstanding as of April 7, 2025, as reported in the Form 10-K for the annual period ended February 2, 2025, of Hooker Furnishings Corporation.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, No Par Value
Name of issuer: Hooker Furnishings Corporation
Address of issuer's principal executive offices: 440 East Commonwealth Boulevard, Martinsville, Virginia (VA), 24112

## Item 2. Identity and Background
Name of person filing:
This Statement is filed by:

(i) Global Value Investment Corporation, a Delaware corporation ("GVIC");
(ii) Jeffrey R. Geygan, who serves as a director of GVIC, and is the controlling person of GVIC;
(iii) James P. Geygan, who serves as the interim chief executive officer and a director of GVIC;
(iv) Stacy A. Wilke, who serves as the chief financial officer of GVIC;
(v) Kathleen M. Geygan, who serves as a director of GVIC; and
(vi) Shawn G. Rice, who serves as a director of GVIC.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

GVIC serves as investment adviser to managed accounts (collectively, the "Accounts"), and may be deemed to have beneficial ownership over the Common Stock held for the Accounts.

GVIC owns 2,000 shares of Common Stock in its corporate capacity. Mr. Jeffrey Geygan, Mr. James Geygan, Ms. Wilke, Ms. Geygan, and Mr. Rice each own shares of Common Stock in their individual capacities. These shares may be deemed to be indirectly beneficially owned by GVIC. Mr. Jeffrey Geygan owns 8,795 shares in his individual capacity. Mr. James Geygan owns 3,095 shares in his individual capacity. Ms. Wilke owns 1,485 shares in her individual capacity. Ms. Geygan owns 1,585 shares in her individual capacity. Mr. Rice owns 2,595 shares in his individual capacity.

Mr. Jeffrey Geygan, Mr. James Geygan, Ms. Geygan, and Mr. Rice are the directors of GVIC. Mr. James Geygan and Ms. Wilke are the executive officers of GVIC. As a result of his ownership interest in GVIC, Mr. Jeffrey Geygan is the controlling person of GVIC. As each of the Reporting Persons, directly or indirectly, share the power to vote, or direct the voting of, the Common Stock held for the Accounts, and the power to dispose, or to direct the disposition of, the Common Stock held for the Accounts, each may be deemed to have beneficial ownership over the Common Stock held for the Accounts.
Residence or business address: 1433 North Water Street, Suite 400, Milwaukee, Wisconsin 53202.
Present principal occupation or employment:
The principal business of GVIC is acting as an investment manager. The principal occupation of Jeffrey R. Geygan is acting as a director of GVIC. The principal occupation of James P. Geygan is acting as the interim chief executive officer of GVIC. The principal occupation of Stacy A. Wilke is acting as the chief financial officer of GVIC. The principal occupation of Kathleen M. Geygan is acting as a director of GVIC. The principal occupation of Shawn G. Rice is acting as a director of GVIC .

The address of the principal business and principal office of each of the Reporting Persons is 1433 North Water Street, Suite 400, Milwaukee, Wisconsin 53202.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Jeffrey Geygan, Mr. James Geygan, Ms. Wilke, Ms. Geygan, and Mr. Rice are citizens of the United States of America. GVIC is a Delaware corporation.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: All of the shares of Common Stock to which this Statement relates were purchased on behalf of the Reporting Persons using the investment capital of the Reporting Persons. Such shares of Common Stock are or may be held from time to time in margin accounts established with their respective brokers or banks, and a portion of the purchase price for the Common Stock may have been obtained through margin borrowing. Common Stock positions held in margin accounts may be pledged as collateral security for the repayment of debit balances in the margin accounts. The aggregate purchase price of the 545,332.5 shares of Common Stock acquired was approximately $8,851,069.27 (excluding commissions).

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the shares of Common Stock for investment purposes, and such purchases have been made in the ordinary course of business of the Reporting Persons.

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose, or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from, among other things, (1) changes in the market prices of the shares of Common Stock; (2) changes in the Issuer's operations, business strategy, or prospects; or (3) from the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will closely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets, and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons have in the past discussed, and may in the future discuss, such matters with the management or Board of Directors of the Issuer (the "Board"), other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (1) modifying their ownership of the Common Stock; (2) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in the Issuer's operations, governance, or capitalization; or (4) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition to the information disclosed in this Statement, the Reporting Persons reserve the right to (1) formulate other plans and proposals; (2) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and (3) acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock beneficially owned by them, in each case in the open market, through privately negotiated transactions, or otherwise.

The Reporting Persons believe the Issuer's governance and oversight functions are inadequate and intend to seek governance rights commensurate with the Reporting Persons' ownership. There is currently no agreement, express or implied, with respect to the foregoing. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

At the Issuer's Annual Meeting of Shareholders, held on June 3, 2025, Mr. Jeffrey Geygan, on behalf of the Reporting Persons, delivered commentary that is attached hereto as Exhibit 3. Concurrently, the Reporting Persons delivered to the corporate secretary of the Issuer a presentation, attached hereto as Exhibit 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. As of 4:00 p.m., Eastern time, on June 4, 2025, the Reporting Persons beneficially owned 545,332.5 shares of Common Stock, representing approximately 5.10% of the outstanding shares of Common Stock. The percentage in this paragraph relating to beneficial ownership of Common Stock is based on 10,702,685 shares of Common Stock, No Par Value outstanding as of April 7, 2025, as reported in the Form 10-K for the annual period ended February 2, 2025, of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. As of 4:00 p.m., Eastern time, on June 4, 2025, the Reporting Persons beneficially owned 545,332.5 shares of Common Stock, representing approximately 5.10% of the outstanding shares of Common Stock. The percentage in this paragraph relating to beneficial ownership of Common Stock is based on 10,702,685 shares of Common Stock, No Par Value outstanding as of April 7, 2025, as reported in the Form 10-K for the annual period ended February 2, 2025, of the Issuer.
Transactions in the class effected during the past sixty days: Except as set forth in Exhibit 1, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this Statement.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as described in this Statement, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Transactions by the Reporting Persons in the Past 60 Days.
Exhibit 3: Commentary Delivered at Annual Meeting of Shareholders on June 3, 2025.
Exhibit 4: Presentation Delivered to Issuer on June 3, 2025.

## Signatures
- Global Value Investment Corp.: James P. Geygan, on behalf of Global Value Investment Corp., Chief Executive Officer (06/05/2025)
- Global Value Investment Corp.: Jeffrey R. Geygan, Jeffrey R. Geygan (06/05/2025)
- Global Value Investment Corp.: James P. Geygan, James P. Geygan (06/05/2025)
- Global Value Investment Corp.: Stacy A. Wilke, Stacy A. Wilke (06/05/2025)
- Global Value Investment Corp.: Kathleen M. Geygan, Kathleen M. Geygan (06/05/2025)
- Global Value Investment Corp.: Shawn G. Rice, Shawn G. Rice (06/05/2025)